Exhibit 99.1

URANIUM ROYALTY CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JULY 31, 2021

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited, expressed in Canadian dollars unless otherwise stated)

	Notes	As at July 31, 2021	As at April 30, 2021
		($)	($)
Assets
Current Assets
Cash and cash equivalents	3	25,711,155	7,214,482
Restricted cash	3	678,750	669,350
Short-term investments	4	34,149,066	30,044,870
Inventories	5	12,398,031	12,398,031
Prepaids and other receivables		601,367	279,478
		73,538,369	50,606,211

Non-current Assets
Royalties and royalty options	6	42,157,375	25,577,108
		42,157,375	25,577,108

		115,695,744	76,183,319

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	11	557,664	506,944
		557,664	506,944

Non-current Liabilities
Government loan payable	7	40,000	40,000
Margin loan payable	8	6,304,821	-
		6,344,821	40,000

		6,902,485	546,944

Equity
Issued Capital	9	103,250,230	72,985,166
Reserves	9	6,566,110	6,352,151
Accumulated deficit		(8,948,858)	(7,885,993)
Accumulated other comprehensive income		7,925,777	4,185,051
		108,793,259	75,636,375
		115,695,744	76,183,319

Commitments (Note 13)

Subsequent events (Note 14)

Approved by the Board of Directors:

/s/ “Neil Gregson”
Neil Gregson Director

/s/ “Vina Patel”
Vina Patel Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

1

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Loss and Other Comprehensive Income (Loss)
(Unaudited, expressed in Canadian dollars unless otherwise stated)

		For the three months ended July 31,
	Notes	2021 ($)	2020 ($)
Expenses
Consulting fees		48,978	60,182
General and administrative		423,741	70,429
Management and directors’ fees	11	143,437	78,793
Professional fees		249,127	62,857
Share-based compensation		525,031	-
Operating loss		(1,390,314)	(272,261)

Other items
Interest expense		(142,022)	-
Interest income		21,180	20,279
Net foreign exchange loss		(105,775)	(108,335)
Loss before taxes		(1,616,931)	(360,317)
Deferred income tax recovery (expense)		554,066	(21,947)
Net loss for the period		(1,062,865)	(382,264)

Other comprehensive income
Items that will not subsequently be re-classified to net income:
Unrealized gain (loss) on revaluation of short-term investments	4	4,104,196	(162,572)
Deferred tax (expense) recovery on short-term investments	4	(554,066)	21,947
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		190,596	(540,412)
Total other comprehensive income (loss) for the period		3,740,726	(681,037)

Total comprehensive income (loss) for the period		2,677,861	(1,063,301)

Net loss per share, basic and diluted		(0.01)	(0.01)

Weighted average number of shares, outstanding, basic and diluted		81,339,513	71,835,238

The accompanying notes are an integral part of these condensed interim consolidated financial statements

2

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Changes in Equity
(Unaudited, expressed in Canadian dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital	Reserves	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
			($)	($)	($)	($)	($)
Balance at April 30, 2020		71,835,238	66,845,949	7,076,311	(6,842,984)	3,134,792	70,214,068
Net loss for the period		-	-	-	(382,264)	-	(382,264)
Total other comprehensive loss		-	-	-	-	(681,037)	(681,037)
Balance at July 31, 2020		71,835,238	66,845,949	7,076,311	(7,225,248)	2,453,755	69,150,767
Common shares issued upon exercise of warrants		2,769,293	6,139,217	(724,160)	-	-	5,415,057
Transfer of gain on disposal of short-term investments at fair value through other comprehensive income to accumulated deficit		-	-	-	333,512	(333,512)	-
Net loss for the period		-	-	-	(994,257)	-	(994,257)
Total other comprehensive income		-	-	-	-	2,064,808	2,064,808
Balance at April 30, 2021		74,604,531	72,985,166	6,352,151	(7,885,993)	4,185,051	75,636,375
Common shares issued upon exercise of warrants		1,238,536	2,788,144	(311,072)	-	-	2,477,072
Common shares issued to acquire royalties	6	970,017	4,112,553	-	-	-	4,112,553
Public offering:
Common shares issued for cash	9	6,100,000	25,010,000	-	-	-	25,010,000
Underwriters’ fees and issuance costs	9	-	(1,645,633)	-	-	-	(1,645,633)
Share-based compensation	9	-	-	525,031	-	-	525,031
Net loss for the period		-	-	-	(1,062,865)	-	(1,062,865)
Total other comprehensive income		-	-	-	-	3,740,726	3,740,726
Balance at July 31, 2021		82,913,084	103,250,230	6,566,110	(8,948,858)	7,925,777	108,793,259

The accompanying notes are an integral part of these condensed interim consolidated financial statements

3

Uranium Royalty Corp.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited, expressed in Canadian dollars unless otherwise stated)

	For the three months ended July 31,
	2021	2020
	($)	($)
Operating activities
Net loss before tax for the period	(1,616,931)	(360,317)
Adjustments for:
Interest expense	142,022	-
Interest income	(21,180)	(20,279)
Share-based compensation	525,031	-
Net foreign exchange loss	213,741	106,600
Net changes in non-cash working capital items:
Prepaids and other receivables	(170,476)	123,659
Accounts payable and accrued liabilities	12,118	(94,915)
Cash used in operating activities	(915,675)	(245,252)

Investing activities
Investment in royalties and royalty options	(12,170,538)	-
Interest received	7,687	20,237
Investment in short-term investments	-	(167,836)
Cash used in investing activities	(12,162,851)	(147,599)

Financing activities
Proceeds from public offering, net of underwriters’ fees and issuance costs	23,383,659	-
Proceeds from common shares issued upon exercise of warrants	2,228,072	-
Net proceeds from magin loan payable	6,090,704	-
Interest and fees paid	(76,540)	-
Cash generated from financing activities	31,625,895	-

Effect of exchange rate changes on cash and cash equivalents	(50,696)	(79,950)

Net increase (decrease) in cash and cash equivalents	18,496,673	(472,801)
Cash and cash equivalents
Beginning of period	7,214,482	11,837,162
End of period	25,711,155	11,364,361

The accompanying notes are an integral part of these condensed interim consolidated financial statements

4

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

1.	Corporate Information

Uranium Royalty Corp. (“URC” or “the Company”) is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

The Company’s common shares and its common share purchase warrants, each of which is exercisable into one common share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”), are listed on the TSX Venture Exchange (the “TSX-V”) under the symbols “URC” and “URC.WT”, respectively. The Company’s common shares are listed on the NASDAQ Capital Market under the symbol “UROY”.

2.	Basis of Preparation

2.1	Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2021.

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors on September 13, 2021.

2.2	Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in Canadian dollars (“$” or “dollars”) which is also the functional currency of URC. All values are rounded to the nearest dollar except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual consolidated financial statements for the year ended April 30, 2021. The Company’s interim results are not necessarily indicative of its results for a full year.

2.3	Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Uranium Royalty Corp. and Uranium Royalty (USA) Corp., a wholly owned subsidiary of the Company. Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of Uranium Royalty (USA) Corp. are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of Uranium Royalty (USA) Corp. is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

5

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

3.	Cash and Cash Equivalents and Restricted Cash

	As at July 31, 2021	As at April 30, 2021
	($)	($)

Cash at bank	468,655	7,214,478
Guaranteed Investment Certificates	25,242,500	-
Cash and cash equivalents	25,711,155	7,214,478

Restricted cash of $678,750 (2020: $669,350) includes $55,000 (2020: $55,000) held by the bank as security for a corporate credit card and $623,750 (US$500,000) (2020: $614,350 (US$500,000)) held by the bank as security for a foreign exchange facility. The Company has not utilized the foreign exchange facility as at July 31, 2021 and April 30, 2021.

4.	Short-term Investments

	As at July 31, 2021	As at April 30, 2021
	($)	($)

Investment in ordinary shares of Yellow Cake plc
Fair value, at the beginning of the period	30,044,870	30,456,461
Additions	-	726,711
Disposals	-	(4,681,407)
Fair value adjustment due to foreign exchange rate change	640,679	(1,017,949)
Fair value adjustment due to share price change	3,463,517	4,561,054
Fair value, at the end of the period	34,149,066	30,044,870

Pursuant to an agreement between Yellow Cake plc (“Yellow Cake”) and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million of tri-uranium octoxide (“U3O8”) per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Further, the Company has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by the Company. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors.

The ordinary shares of Yellow Cake are listed on the Alternative Investment Market of the London Stock Exchange. During the three months ended July 31, 2021, the Company recognized a change in fair value of Yellow Cake’s ordinary shares in an aggregate amount of $4,104,196 (2020: $162,572) and deferred income tax expense of $554,066 (2020: deferred income tax recovery of $21,947) in other comprehensive income.

The ordinary shares of Yellow Cake are pledged as a security for the margin loan (Note 8).

5.	Inventories

As at July 31, 2021 and April 30, 2021, the Company holds 348,068 pounds of U3O8 with a carrying value of $12,398,031.

6

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

6.	Royalties and Royalty Options

	Royalties	Royalty Options	Total
	($)	($)	($)
Balance, as at April 30, 2020	27,131,357	125,000	27,256,357
Foreign currency translation	(539,831)	-	(539,831)
Balance, as at July 31, 2020	26,591,526	125,000	26,716,526
Foreign currency translation	(1,139,418)	-	(1,139,418)
Balance, as at April 30, 2021	25,452,108	125,000	25,577,108
Additions	16,247,266	142,592	16,389,858
Foreign currency translation	190,409	-	190,409
Balance, as at July 31, 2021	41,889,783	267,592	42,157,375

	July 31,	April 30,
	2021	2021
	($)	($)
Anderson project	7,134,336	7,026,821
Church Rock project	729,022	718,035
Cigar Lake project	4,703,889	-
Dewey-Burdock project	73,470	72,363
Lance project	73,389	72,283
Langer Heinrich project	2,822,267	2,822,267
McArthur River project	11,543,377	-
Michelin project	4,262,229	4,262,229
Reno Creek project	280,688	276,458
Roca Honda project	153,973	151,652
Roughrider project	5,923,135	5,923,135
Slick Rock project	2,831,086	2,788,422
Workman Creek project	1,358,922	1,338,443
Dawn Lake project	142,592	-
Diabase project	125,000	125,000
Total	42,157,375	25,577,108

The Company’s royalties and royalty options are detailed below:

Diabase Project

On January 31, 2018, the Company entered into an agreement (the “Diabase Agreement”) with Uranium Energy Corp. (“UEC”), Nuinsco Resources Limited (“Nuinsco”) and Mrs. Isabelle Clark (“Mrs. Clark”), in which UEC acquired 100% of the Diabase property located in Saskatchewan, Canada from Nuinsco. UEC is a shareholder of the Company and has the ability to exercise significant influence over the Company.

Pursuant to the Diabase Agreement, the Company was granted an exclusive right to acquire 100% of the royalty held by Mrs. Clark in respect of the Diabase property (the “Diabase Option”). The Diabase Option, being an option to purchase a 3% gross revenues royalty on a portion of the Diabase property, may be exercised by the Company in its sole and absolute discretion by paying to Mrs. Clark:

(i)	$125,000 at closing of the transaction (paid on February 7, 2018); and
(ii)	$1,750,000 on or before the date that is four years after the closing of the transaction.

7

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

6.	Royalties and Royalty Options (continued)

Anderson, Slick Rock and Workman Creek Projects

The Company holds a one percent (1%) net smelter return royalty for uranium on UEC’s Anderson project, Slick Rock project, and Workman Creek project.

Langer Heinrich Project

The Company holds a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia.

Church Rock, Dewey-Burdock, Lance and Roca Honda Projects

On August 30, 2019, upon completion of an asset purchase agreement with Westwater Resources Inc. (“Westwater”) the Company acquired a 4% net smelter return royalty on the Church Rock property, a 30% net proceeds royalty on a portion of the Dewey-Burdock property, a 4% gross revenues royalty on a portion of the Lance property, a 4% gross revenues royalty on a portion of the Roca Honda property and a convertible promissory note (the “Laramide Promissory Note”) issued by Laramide Resources Ltd. to Westwater. The Laramide Promissory Note was fully settled on January 16, 2020.

Reno Creek Project

On December 10, 2019, the Company acquired a 0.5% net profit interest royalty on a portion of the Reno Creek property from a group of third parties. The Reno Creek property is wholly owned by UEC.

Roughrider Project

On December 10, 2019, the Company acquired a 1.97% net smelter return royalty for total consideration of $5.9 million, of which 50% was paid in cash and 50% was satisfied by the issuance of units of the Company (the “Units”), with each unit comprised of one common share and one Listed Warrant of the Company, at a price of $1.50 per Unit. The Company made a cash payment of $2,955,150 and issued 1,969,964 Units for $2,954,946. As at July 31, 2021, 492,491 common shares and 492,491 Listed Warrants are subject to contractual hold period expiring on December 11, 2021.

Michelin Project

On December 10, 2019, the Company acquired a 2% gross revenues royalty on the Michelin property for total consideration of $4.3 million from Altius Minerals Corporation and Altius Royalty Corp. The purchase consideration was satisfied by the issuance of Units of the Company at a price of $1.50 per Unit. The Company issued 2,833,332 Units for $4,249,998. As at July 31, 2021, 708,333 common shares and 708,333 listed warrants are subject to contractual hold period expiring on December 11, 2021.

Cigar Lake, McArthur River and Dawn Lake Projects

On May 7, 2021, pursuant to an amended and restated royalty purchase agreement dated effective February 10, 2021 (the “Royalty Purchase Agreement”) with Reserve Minerals Inc. and Reserve Industries Corp., the Company acquired: (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. (“Orano”) on the McArthur River Project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profits interest (an “NPI”) royalty on a 3.75% share of overall uranium production, drawn from Orano’s approximate 37.1% ownership interest in the Waterbury Lake / Cigar Lake Project (the “Waterbury Lake / Cigar Lake Project”) located in Saskatchewan, Canada; and (iii) an option to purchase the 20% NPI on a 7.5% share of overall uranium production from the project lands that comprise the early exploration stage Dawn Lake Project, which are adjacent to portions of the Waterbury Lake / Cigar Lake Project. For both the Waterbury Lake / Cigar Lake royalty and Dawn Lake royalty option, the royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake Projects.

8

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

6.	Royalties and Royalty Options (continued)

Cigar Lake, McArthur River and Dawn Lake Projects (continued)

The purchase consideration of $16.4 million was satisfied by a cash payment of $12.3 million and the issuance of 970,017 common shares of the Company.

7.	Government Loan Payable

On April 23, 2020, the Company received a loan of $40,000 through the Canadian Emergency Business Account Program (“CEBA Loan”), which provides financial relief for Canadian businesses during the COVID-19 pandemic. The CEBA Loan has a maturity date of December 31, 2022 and may be extended to December 31, 2025. The CEBA Loan is unsecured, non-revolving and non-interest bearing prior to December 31, 2022. The CEBA Loan is subject to an interest rate of 5% per annum during any extended term, and is repayable at any time without penalty. If at least 75% of the CEBA Loan is repaid prior to December 31, 2022, the remaining balance of the CEBA Loan will be forgiven.

8.	Margin Loan Payable

On May 7, 2021, as amended on June 21, 2021, the Company received a margin loan facility for a maximum amount of $12 million (US$10 million) (the “Facility”) from a bank. The amount of the unutilized portion of the Facility may not exceed US$5,000,000 before May 7, 2022 (the “Unutilized Portion”). The margin loan is subject to an interest rate of 3-month USD LIBOR plus 5.50% per annum and the unutilized portion of the Facility is subject to a standby fee of 2.50% per annum. In addition, the Company agreed to pay a one-time facility fee equal to 1.25% of the Facility.

The Facility is secured by a pledge of all the shares of Yellow Cake held by the Company. The Facility matures on the earlier of: (i) May 5, 2023; or (ii) the early payment date on which the outstanding loan amount is fully and finally paid and is subject to customary margin requirements, with margin calls being triggered in the event, among other things, that the loan-to-value ratio is at or above 50%. The Company may voluntarily repay the outstanding amount during the term of the Facility, provided that the outstanding balance of the loan shall not be less than the Unutilized Portion. The amounts that are voluntarily repaid may be reborrowed by the Company up to the maximum amount of the Facility. The bank has the option to set the early repayment date when the closing price of Yellow Cake share is equal to or less than GBP1.605.

The following outlines the movement of the margin loan during the three months ended July 31, 2021:

	US$	$

Initial draw-down	5,175,000	6,278,828
Less: transaction costs and fees	(174,469)	(211,745)
Interest expense	115,540	142,022
Interest paid	(62,106)	(76,540)
Unrealized foreign exchange loss	-	172,256
Balance, as at July 31, 2021	5,053,965	6,304,821

9

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

9.	Issued Capital

9.1	Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and unlimited number of preferred shares issuable in series without par value.

Public Offering

On May 20, 2021, the Company completed a public offering by way of short form prospectus of 6,100,000 common shares (the “Offered Shares”) at a price of $4.10 per Offered Share (the “Offering Price”) for gross proceeds of $25,010,000. Pursuant to an underwriting agreement dated May 10, 2021, among the Company and the underwriters, the Company granted the underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the public offering, to purchase up to an additional 15% of the number of Offered Shares sold under the public offering to cover over-allotments, if any. The underwriters did not exercise the over-allotment option and it expired on June 18, 2021.

UEC purchased 1,000,000 Offered Shares, representing 16.39% of the number of Offered Shares, on the same terms as the public offering.

Trade Restrictions

Common shares subject to certain hold periods are set out as follows:

Number of Common Shares
Common shares issued at $0.10 per share	9,000,000
Common shares issued to acquire royalties and royalty options (Note 6)	1,200,824

The common shares issued pursuant to the subscription agreements at $0.10 per share are subject to contractual hold periods, which will expire as follows:

a) one-third (1/3) on December 11, 2021,

b) one-third (1/3) on June 11, 2022, and

c) one-third (1/3) on December 11, 2022.

9.2	Reserves

The following outlines the movements of the Company’s warrants and share options:

	Number of Warrants	Warrants	Share Options	Total
		($)	($)	($)
Balance, as at April 30, 2020 and July 31, 2020	27,897,630	7,076,311	-	7,076,311
Common shares issued upon exercise of warrants	(2,769,293)	(724,160)	-	(724,160)
Balance, as at April 30, 2021	25,128,337	6,352,151	-	6,352,151
Common shares issued upon exercise of warrants	(1,238,536)	(311,072)	-	(311,072)
Share-based compensation	-	-	525,031	525,031
Balance, as at July 31, 2021	23,889,801	6,041,079	525,031	6,566,110

10

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

9.	Issued Capital (continued)

9.2	Reserves (continued)

Common Share Purchase Warrants

As at July 31, 2021, there are 23,595,683 Listed Warrants at an exercise price of $2.00 per share (Note 1), and 294,118 unlisted common share purchase warrants (the “Unlisted Warrants”). The Unlisted Warrants are exercisable into one common share at an exercise price of $1.40 per share until December 6, 2024.

As at July 31, 2021, there are 1,200,824 Listed Warrants that are subject to hold period expiring on December 11, 2021 (Note 6).

Share Options

The following outlines movements of the Company’s share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at April 30, 2021	-	-
Granted	875,000	3.52
Balance at July 31, 2021	875,000	3.52

On May 31, 2021, the Company granted 675,000 stock options at an exercise price of $3.49 per share and 50,000 stock options at an exercise price of $4.10 to directors, officers and employees. These share options are exercisable for a period of 5 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter. In addition, the Company granted 150,000 stock options at an exercise price of $3.49 per share to a consultant. These share options are exercisable for a period of 2 years from the date of grant and will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 4, 8 and 12 months thereafter.

The fair value of the share options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	0.48%
Expected life (years)	3.66
Expected volatility	61.75%
Expected dividend yield	0.00%
Estimated forfeiture rate	4.02%

As there is insufficient trading history of the Company’s common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector in which the Company operates over a period similar to the expected life of the share options.

11

Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

9.	Issued Capital (continued)

9.2	Reserves (continued)

A summary of share options outstanding and exercisable at July 31, 2021, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
3.49	825,000	3.29	4.29	206,250	3.29	4.29
4.10	50,000	0.23	4.84	12,500	0.23	4.84
	875,000	3.52	4.32	218,750	3.52	4.33

The fair value of share options recognized as share-based compensation expense during the three ended July 31, 2021, was $525,031, using the Black-Scholes option pricing model.

10.	Financial Instruments

At July 31, 2021, the Company’s financial assets include cash and cash equivalents, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities, government loan payable and margin loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company’s cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and government loan payable approximate fair value due to their short terms to settlement. The Company’s margin loan payable is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as the impact of credit and market rate risks are included in the measurement of carrying amounts. The Company’s short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company.

10.1	Financial risk management objectives and polices

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

10.2	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances and guaranteed investment certificates. The Company mitigates credit risk associated with its bank balance and guaranteed investment certificates by holding cash and cash equivalents and restricted cash with large, reputable financial institutions.

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Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

10.	Financial Instruments (continued)

10.3	Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from July 31, 2021. The Company’s working capital as at July 31, 2021 was $72,980,705. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

10.4	Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

10.5	Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company’s cash and cash equivalents and restricted cash balances are minimal. The Company’s margin loan bears a floating interest rate and an increase (decrease) of 10 basis point in 3-month USD LIBOR would not have a significant impact on the net loss for the three months ended July 31, 2021.

10.6	Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling, cash and cash equivalents and restricted cash denominated in U.S. dollars and margin loan payable denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at July 31, 2021 would have an impact, net of tax, of approximately $2,954,000 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash and cash equivalents and restricted cash by 10% would not have a significant impact to the net loss for the three months ended July 31, 2021. The impact of a Canadian dollar change against the U.S. dollars on the margin loan by 10% would have an impact of approximately $545,000 on net loss for the three months ended July 31, 2021.

10.7	Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at July 31, 2021, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,954,000 on other comprehensive income.

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Uranium Royalty Corp.
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited, expressed in Canadian dollars unless otherwise stated)

11.	Related Party Transactions

11.1	Related Party Transactions

During the three months ended July 31, 2021, the Company incurred $2,619 (2020: $1,140) in general and administrative expenses related to website hosting and maintenance services provided by a vendor that is controlled by a family member of the Chairman.

Related party transactions are based on the amounts agreed to by the parties. During the three months ended July 31, 2021 and 2020, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

11.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the three months ended July 31, 2021 and 2020, comprised of:

	For the three months ended July 31,
	2021	2020
	($)	($)
Management salaries	98,437	48,043
Directors’ fees	45,000	30,750
Share-based compensation	223,835	-
Total	367,272	78,793

12.	Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of royalties and investing in companies with direct exposure to uranium. Except for the short-term investments in Yellow Cake which is listed on the London Stock Exchange in the United Kingdom, the royalties on uranium projects located in the United States and Namibia, substantially all of the Company’s assets and liabilities are held within Canada.

13.	Commitments

The Company is leasing its office in Vancouver, Canada with a term of 12 months or less from the date of the lease agreement. As at July 31, 2021, future rental payment due within one year is approximately $22,000.

14.	Subsequent Events

On August 18, 2021, the Company entered into an equity distribution agreement with a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Canaccord Genuity Corp., Canaccord Genuity LLC, Paradigm Capital Inc., TD Securities Inc. and TD Securities (USA) LLC (collectively, the “Agents”), for an at-the-market equity program (the “ATM Program”).

The Distribution Agreement will allow the Company to distribute up to US$40 million (or the equivalent in Canadian dollars) of common shares of the Company (the “ATM Shares”) under the ATM Program. The ATM Shares will be issued by the Company to the public from time to time, through the Agents, at the Company’s discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$40 million (or the equivalent in Canadian dollars); or (b) September 1, 2022.

On September 9, 2021, the Company entered into an agreement to purchase 100,000 pounds of physical uranium at a price of US$33.35 per pound. The physical uranium will be delivered on September 30, 2021.

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